Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Penn West Petroleum Ltd. (“Penn West” or the “Company”)

Penn West Plaza

Suite 200, 207 – 9th Avenue S.W.

Calgary, Alberta T2P 1K3

2.	Date of Material Change

February 16, 2015.

3.	News Release

A news release disclosing in detail the information summarized in this material change report was issued by Penn West on February 16, 2015 and disseminated through the facilities of a recognized newswire service and would have been received by the securities commissions where Penn West is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change

On February 16, 2016, Penn West announced that it has entered into agreements to settle all class action proceedings in Canada and the United States against Penn West and others commenced by investors alleging damages in relation to Penn West’s July 29, 2014 announcement that it intended to restate certain historical financial statements and related management discussion and analysis. The settlement agreements provide for a payment that will be fully funded by insurance coverage maintained by Penn West. As a result, the payment will not impact Penn West’s cash resources or financial position. The settlement agreements contain no admission of liability or wrongdoing and include full releases of Penn West, current and former directors and officers of Penn West and others. Penn West is settling the class action proceedings in order to avoid the continuing risks, uncertainties and costs of litigation. The proposed settlements are subject to the satisfaction of the conditions stated in the settlement documents as well as the receipt of court approval in each of Alberta, Ontario and Quebec and in New York. There can be no assurance that these conditions will be satisfied or that the settlements will be approved by the courts. The receipt of such court approvals is dependent on a number of factors and therefore the timing thereof cannot be predicted at this time.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On February 16, 2016, Penn West announced that it has entered into agreements to settle all class action proceedings in Canada and the United States against Penn West and others commenced by investors alleging damages in relation to Penn West’s July 29, 2014 announcement that it intended to restate certain historical financial statements and related management discussion and analysis. The settlement agreements provide for a payment that will be fully funded by insurance coverage maintained by Penn West. As a result, the payment will not impact Penn West’s cash resources or financial position. The settlement agreements contain no admission of liability or wrongdoing and include full releases of Penn West, current and former directors and officers of Penn West and others. Penn West is settling the class action proceedings in order to avoid the continuing risks, uncertainties and costs of litigation. The proposed settlements are subject to the satisfaction of the conditions stated in the settlement documents as well as the receipt of court approval in each of Alberta, Ontario and Quebec and in New York. There can be no assurance that these conditions will be satisfied or that the settlements will be approved by the courts. The receipt of such court approvals is dependent on a number of factors and therefore the timing thereof cannot be predicted at this time.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business telephone number of the executive officer of Penn West who is knowledgeable about the material change and this report is:

David Dyck, Senior Vice President and Chief Financial Officer

Telephone: (403) 777-2500

9.	Date of Report

February 26, 2016

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target”, “pursue” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, that the settlement will be fully funded by insurance coverage maintained by Penn West and will not affect Penn West’s cash resources, that the proposed settlements are subject to the satisfaction of conditions stated in the settlement documents as well as the receipt of court approval in each of Alberta, Ontario and Quebec and in New York and that there can be no assurance that these conditions will be satisfied or that the settlements will be approved by the courts. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations and assumptions will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results and events to differ from those described in the forward -looking statements can be found in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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